UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 11, 2023, GH Research PLC (the “Company”) reported its first quarter 2023 financial results and provided business highlights.

On May 11, 2023, the Company made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.4.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of May 11, 2023 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.3 and Exhibit 99.4 hereto), including Exhibit 99.1 and Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-270422) and the registration statement on Form F-3 (Registration No. 333-270418) of GH Research PLC and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated May 11, 2023
99.4	Corporate Presentation for May 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 11, 2023

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance